JSAT

RECD S.E.C.

NOV 1 2 2002

1086

IRD-B-02-082

October 31. 2002

02060288

Securities and Exchange Commission
Judiciary Plaza
450 5th Street. N.W.
Washington. D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

<u>Exemption Pursuant to Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934. as amended. enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b). the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed document is as follows:

- Notice regarding Purchase of The Company's Own Share in The Market (dated October 31. 2002)

Please indicate your receipt of the enclosed by date stamping the enclosed copy of this letter and returning it to our messenger. who has been instructed to wait.

PROCESSED

DEC 1 7 2002

THOMSON FINANCIAL

Very truly yours.

Y. Maeda

Yosuke Maeda
Manager
Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

Enclosure

PRESS RELEASE

JSAT

October 31, 2002
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares in The Market

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with Article 210 of the Japanese Commercial Code.

Particulars

1.	Purchase Period:	From October 10, 2002 to October 30, 2002
2.	Total Number of Shares Purchased:	162 shares
3.	Aggregate Amount of the Purchase:	¥65,895,000
4.	Method of the purchases:	Purchases on the Tokyo Stock Exchange

(Reference 1)
Details of the Resolution approved at the 18th Ordinary General Meeting of Shareholders held June 26, 2002

· Class of Shares to Be Acquired:	JSAT's common stock
· Total Number of Shares to Be Acquired:	Up to 6,000 shares
· Aggregate Amount of Shares to Be Acquired:	Up to ¥4.5 billion

(Reference 2)
Aggregate Number of the Company's Shares Purchased From June 26, 2002 to October 30, 2002

· Total Number of Shares Purchased:	4,479 shares
· Aggregate Amount of the Purchase:	¥2,200,294,000